UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.         )1

Traffic.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

892717109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 892717109	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 5,779,918
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 5,779,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,779,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 892717109	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures IV Interfund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 5,779,918
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 5,779,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,779,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 892717109	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures IV Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 5,779,918
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 5,779,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,779,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 892717109	SCHEDULE 13G

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TL Ventures IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 5,779,918
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 5,779,918

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,779,918
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a)	Name of Issuer: Traffic.com, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 851 Duportail Road Wayne, PA 19087

Item 2(a)	Name of Person Filing: (1) TL Ventures IV L.P. (2) TL Ventures IV Interfund L.P. (3) TL Ventures IV Management L.P. (4) TL Ventures IV LLC

Item 2(b)	Address of Principal Business Offices: (1),(2),(3),(4): 700 Building 435 Devon Park Drive Wayne, PA 19087-1990

Item 2(c)	Citizenship: (1),(2),(3): Delaware limited partnership (4): Delaware limited liability company

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 892717109

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)    ☐   Broker or dealer registered under Section 15 of the Exchange Act

(b)    ☐  Bank as defined in Section 3(a)(6) of the Exchange Act

(c)    ☐   Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)    ☐  Investment company registered under Section 8 of the Investment Company Act

(e)    ☐   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)     ☐  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)    ☐   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)    ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)     ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)     ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable

Item 4

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 5,779,918

(b)    Percent of class: 27.5% (1)

(c)    Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote: 5,779,918

(ii)    Shared power to vote or to direct the vote: -0-

(iii)  Sole power to dispose or to direct the disposition of: 5,779,918

(iv)   Shared power to dispose or to direct the disposition of: -0-

(1) Calculated on the basis of 20,597,273 shares of common stock outstanding by Traffic.com, Inc. on October 31, 2006.

TL Ventures IV L.P. (“TL IV”) and TL Ventures IV Interfund L.P. (“TL IV Interfund”) are venture capital funds, which are required by their governing documents to make all investment, voting and disposition actions in parallel. TL IV is the record holder of 5,202,762 shares and warrants to purchase 428,354 shares; and TL IV Interfund is the record holder of 137,484 shares and warrants to purchase 11,318 shares. TL Ventures IV LLC is the general partner of TL Ventures IV Management L.P., the sole general partner of TL IV, and TL Ventures IV LLC is the sole general partner of TL IV Interfund. As such, TL Ventures IV LLC has sole authority and responsibility for all investment, voting and disposition decisions for TL IV and TL IV Interfund, which powers, other than investments, are exercised through its three-member board of managers, by majority vote. Investment decisions require a majority vote of the members of TL Ventures IV LLC.

TL Ventures III L.P. (“TL III”) is a venture capital fund which is affiliated with TL IV and its related entities listed above. TL III and certain of its related entities beneficially own 1,834,403 shares of common stock of Traffic.com, Inc., constituting 8.8% of the common stock of Traffic.com, Inc. Such shares are not included in the shares reported elsewhere in this Schedule 13G as being beneficially owned by TL IV and its related entities. Because TL III and TL IV generally make investment, voting and disposition actions concerning the common stock of Traffic.com, Inc. in tandem, TL IV may be deemed to beneficially own the shares of common stock beneficially owned by TL III. TL III has filed a separate Schedule 13G detailing its beneficial ownership of common stock of Traffic.com, Inc.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8	Identification and Classification of Members of the Group. See “Exhibit A” attached hereto.

Item 9	Notice of Dissolution of Group. Not applicable

Item 10	Certification. Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	TL VENTURES IV L.P.
	By:	TL Ventures IV Management L.P., its general partner
	By:	TL Ventures IV LLC, its general partner

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES IV INTERFUND L.P.
	By:	TL Ventures IV LLC, its general partner

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES IV LLC

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

TL VENTURES IV MANAGEMENT L.P.
	By:	TL Ventures IV LLC, its manager

	By:	/s/ Janet L. Stott
	Name:	Janet L. Stott
	Title:	Controller

EXHIBIT A

TL Ventures IV L.P., TL Ventures IV Interfund L.P., TL Ventures IV Management L.P., and TL Ventures IV LLC are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.